December 5, 2024

Darren Hoo
Principal Executive Officer
Megan Holdings Ltd.
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

       Re: Megan Holdings Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed November 21, 2024
           File No. 333-281357
Dear Darren Hoo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed November 21, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Periods ended June 30, 2023 and 2024, page 51

1. Please revise your disclosure to explain why there was a "significant increase" in professional fees.
Unaudited Interim Condensed Consolidated Financial Statements, page F-30

2. We note on page 16 that your accounts receivable turnover days increased from 80 days for the 2023 financial year to 149 days for the six month period ended June 30,
 December 5, 2024
Page 2

       2024. We have calculated from your tables on pages F-20 and F-50 that accounts receivable aged more than 90 days increased from 14% of total accounts receivable at year-end 2023 to 83% at June 30, 2024. In addition, we note on page 55 your reference to slower collections of accounts receivable. Please address the following:

             Expand your disclosure to describe in greater detail the specific reasons for the slower accounts receivable collections;
             Quantify in your filing the amount of June 30, 2024 accounts receivable that have been subsequently collected in cash;
             Quantify in your filing the amount of any June 30, 2024 accounts receivable that have been subsequently recorded as a credit loss;
             Explain in your filing your basis for assuming collectibility for any significant
           June 30, 2024 amounts that were not subsequently collected in cash;
and
             Expand your revenue recognition accounting policy to address in further detail how you assessed whether it is probable that you will collect substantially all of the consideration to which you will be entitled under ASC 606-10-25-1(e).
Exhibit 23.1 Consent of WWC, P.C., page II-6

3.     Please provide an updated consent from WWC, P.C.
       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Yarona L. Yieh, Esq.